**Cust Corp.**
**Balance Sheet**
**(Unaudited)**

| | December 31, 2021 |
|---|---|
| **ASSETS** | |
| Cash | $ - |
| Total current assets | - |
| Total assets | $ - |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | |
| Total liabilities | - |
| Commitments and contingencies | - |
| Common stock,par value $0.00001 ; 15,000,000 shares authorized, 11,100,000 issued and outstanding | 111 |
| Accumulated deficit | (111) |
| Total shareholders' equity | - |
| Total liabilities and  shareholders' equity | $ - |